                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




FOR THE MONTH OF     OCTOBER, 1998
                -------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)





         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F   X               FORM 40-F
                            -----                       -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                           NO         X
                            -----                        -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

News From
Royal Caribbean Cruises Ltd.
-------------------------------------------------------------------------------
Public Relations Office
1050 Caribbean Way, Miami, Florida 33132
305/539-6573


                                        Contact: Lynn Martenstein or Rich Steck
                                                 (305) 539-6573

                                        FOR IMMEDIATE RELEASE
                                        ---------------------

       ROYAL CARIBBEAN CRUISES LTD. DOUBLES PROFITS IN THE THIRD QUARTER

MIAMI - (October 22, 1998) - Royal Caribbean Cruises Ltd. (NYSE, OSE:RCL) today reported record third quarter revenue, operating income and net income. Third quarter net income jumped 98% to $150.0 million, or $0.82 per share on a diluted basis, from $75.9 million, or $0.48 per share in 1997. The net income improvement was the result of increased capacity, improved yields, and lower operating costs as a percent of revenues.

Operating income increased 57.0% to $183.6 million for the third quarter of 1998 from $116.9 million for the same period in 1997, driving the operating income margin to a record 24.6%, versus 19.1% in 1997, a jump of 5.5 percentage points.

Third quarter revenue increased 21.6% to a record $744.9 million on a 13.4% increase in capacity, compared to $612.5 million for the same period in 1997. Both brands continued to expand their customer base while improving yield performance. Occupancy levels reached a record 109.4%, compared to 107.6% for the same period in 1997, while rates (per diems) increased 5.5%, resulting in a yield improvement of 7.2%, versus 1997.

"The third quarter was simply outstanding," said Richard D. Fain, Chairman and Chief Executive Officer. "It marked yet another record financial performance for the Company, one fueled by both excellent revenue management and expense control. Complemented by the fundamental strength of the cruise industry, our merger of Celebrity Cruises with Royal Caribbean International has now proved to be one of the best marriages in the cruise industry."

                                   MORE. . .

ROYAL CARIBBEAN REPORTS RECORD THIRD QUARTER RESULTS                    2-2-2-2

For the nine-month period ended September 30, 1998, revenue increased 46.1% to $2.1 billion, compared to $1.4 billion in 1997, surpassing the $1.9 billion generated for all of 1997. Operating income was $424.6 million compared to $244.9 million in 1997, an improvement of 73.3%. Net income increased more than 100% to $307.3 million or $1.70 per share on a diluted basis, compared to $152.8 million or $1.06 per share in 1997. Included in the 1997 results is an extraordinary charge of approximately $0.05 per share, associated with the early extinguishment of debt.

"These results reflect the hard work and dedication of all of our employees. Our employees are, and will remain, the most important asset of this Company. I congratulate all of them on this outstanding performance," said Richard D. Fain.

Royal Caribbean is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service with a capacity of over 31,000 berths. Six ships are on order, for an additional capacity of 15,200 berths, which include: three Eagle-class ships, the first of which, VOYAGER OF THE SEAS is scheduled for service in the fall of 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002; one Vantage-class vessel scheduled for delivery in 2001 and two Millennium-class vessels scheduled for delivery in 2000 and 2001. The ships currently visit Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia. For additional information about Royal Caribbean, visit the line's Internet site on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                           (Financial Tables Follow)

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                                 THIRD QUARTER ENDED             NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                    SEPTEMBER 30,
                                                            -----------------------------    -----------------------------
                                                                 1998            1997             1998            1997
                                                            -------------   -------------    -------------   -------------
REVENUES                                                    $     744,910   $     612,542    $   2,061,143   $   1,410,599
                                                            -------------   -------------    -------------   -------------
EXPENSES
     Operating                                                    415,106         362,980        1,214,101         868,687
     Marketing, selling and administrative                         94,238          85,567          275,497         196,450
     Depreciation and amortization                                 51,974          47,084          146,959         100,517
                                                            -------------   -------------    -------------   -------------
                                                                  561,318         495,631        1,636,557       1,165,654
                                                            -------------   -------------    -------------   -------------

OPERATING INCOME                                                  183,592         116,911          424,586         244,945
                                                            -------------   -------------    -------------   -------------
OTHER INCOME (EXPENSE)
     Interest income                                                5,528           1,576           12,449           2,538
     Interest expense, net of capitalized interest                (42,162)        (43,198)        (128,380)        (86,444)
     Other income (expense)                                         3,080             642           (1,310)           (709)
                                                            -------------   -------------    -------------   -------------
                                                                  (33,554)        (40,980)        (117,241)        (84,615)
                                                            -------------   -------------    -------------   -------------
INCOME BEFORE EXTRAORDINARY ITEM                                  150,038          75,931          307,345         160,330
EXTRAORDINARY ITEM                                                     --              --               --          (7,558)
                                                            -------------   -------------    -------------   -------------
NET INCOME                                                  $     150,038   $      75,931    $     307,345   $     152,772
                                                            =============   =============    =============   =============
BASIC EARNINGS PER SHARE*
     Income before extraordinary item                       $        0.87   $        0.50    $        1.78   $        1.14
     Extraordinary item                                                --              --               --           (0.06)
                                                            -------------   -------------    -------------   -------------
     Net income                                             $        0.87   $        0.50    $        1.78   $        1.08
                                                            =============   =============    =============   =============
DILUTED EARNINGS PER SHARE*
     Income before extraordinary item                       $        0.82   $        0.48    $        1.70   $        1.11
     Extraordinary item                                                --              --               --           (0.05)
                                                            -------------   -------------    -------------   -------------
     Net income                                             $        0.82   $        0.48    $        1.70   $        1.06
                                                            =============   =============    =============   =============
     Weighted average shares outstanding                      182,484,976     158,831,766      180,821,437     144,389,760
                                                            =============   =============    =============   =============

* Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998. Prior year amounts have been restated.

-------------------------------------------------------------------------------

                                   STATISTICS


                                                                    Third Quarter                    Year to Date
                                                            -----------------------------    -----------------------------
                                                                 1998            1997             1998            1997
                                                            -------------   -------------    -------------   -------------
Occupancy as a percentage of total capacity                     109.4%          107.6%           106.4%          105.6%

Passenger Cruise Days                                         3,099,564       2,689,141        8,796,604       6,144,095



                                      ###

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ROYAL CARIBBEAN CRUISES LTD.
                                      ----------------------------
                                              (Registrant)



Date:    October 30, 1998                   By:  /s/ RICHARD J. GLASIER
                                               ---------------------------------
                                               Richard J. Glasier
                                               Executive Vice President
                                                 and Chief Financial Officer